Exhibit 99.3

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

June 28, 2006

Release 19-06

EUROZINC ARRANGES ALJUSTREL DEBT FINANCING

EuroZinc Mining Corporation is pleased to announce that a US$35 million project finance facility has been arranged through Bayerische Hypo-und Vereinsbank AG (“HVB”), for the company’s Aljustrel zinc project. This facility together with US$23 million of European Union (“EU”) incentives of interest free loans and grants will leave US$30 million (34%) to be financed from company cash flows to fund the total estimated capital cost of US$88 million.   The project completion and commencement of production is expected by mid 2007.

The borrower will be the company’s wholly owned Portuguese subsidiary, Pirites Alentejanas S.A., the Aljustrel operating company. The loan facility will be secured on the assets of the Portuguese subsidiary and a guarantee from EuroZinc until project completion. The facility is repayable in seven semi-annual payments commencing two years after the financial close of the facility. Interest will be levied at an annual rate of 1.75% over LIBOR, pre-completion, and at a rate of 2.25%, post-completion. The company is required to hedge 50% of first 18 months of zinc production, but has the flexibility to defer this hedging until the first drawdown which maybe early in 2007 because the Company and EU funding will be invested before the HVB loan. In addition to the zinc hedging, 75% of the planned lead production between July 2007 and December 2008; and 45% of the planned silver production between July 2007 and June 2011 are also required to be hedged.

The Aljustrel mine is expected to produce at an estimated annual rate of contained metal of 170 million pounds of zinc, 1.25 million ounces of silver and 40 million pounds of lead. The estimated cash cost is US$0.46 per pound of zinc, net of by-product credits. In addition to the Aljustrel mine, EuroZinc also owns the Neves-Corvo mine, which is currently the largest and highest grade underground copper mine in Western Europe, and is scheduled to begin producing zinc next month at an annual rate of 55 million pounds. EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	A.J. Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President Corporate Affairs	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com